Exhibit T3E.2

Goodman Networks Incorporated

2801 Network Boulevard, Suite 300

Frisco, Texas

March 20, 2017

To:	Holders of Class 3 Secured Notes Claims

Holders of Class 9 Interests in Goodman

On March 3, 2017, Kurtzman Carson Consultants LLC (the “Claims and Balloting Agent”) distributed the Disclosure Statement for the Debtors’ Joint Prepackaged Chapter 11 Plan of Reorganization (including all exhibits thereto, the “Disclosure Statement”)1 for the Debtors’ Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (as may be amended or modified from time to time and including all exhibits and supplements thereto, the “Plan”) and a Ballot so that you could vote to accept or reject the proposed Plan with respect to: Goodman Networks Incorporated (“Goodman”); Goodman Networks Services, LLC; and Multiband Field Services, Incorporated (collectively, the “Company” or the “Debtors”). The Debtors are sending you this letter to supplement the information and disclosures provided in the Disclosure Statement because the Debtors have solicited your vote on the Plan. Although the Debtors do not believe that this information is material to your decision on whether to vote to accept or reject the Plan, the Debtors provide this information out of an abundance of caution.

As described in Article III.C.3 of the Disclosure Statement, on November 11, 2016, the Goodman brothers, acting by written consent as the majority shareholders of Goodman, amended the Company’s bylaws to (a) increase the size of the Goodman Board of Directors (the “Board”) from five to seven members and (b) elect James Goodman, Jason Goodman, and Jonathan Goodman to fill the then-existing Board vacancy and the two newly-created Board vacancies. After these changes, the seven-person Goodman Board then consisted of Ron Hill, Steven Elfman, Larry Haynes, John Goodman, James Goodman, Jason Goodman, and Jonathan Goodman. The Goodman brothers acted to increase the size of the Board, consistent with their rights as majority shareholders, because they disagreed with the Company’s current direction and had increasing concerns about its relationship with AT&T and the ongoing restructuring negotiations, which had commenced in November 2015.

Shortly after the appointments of James Goodman, Jason Goodman, and Jonathan Goodman to the Goodman Board, Messrs. Elfman, Hill, and Haynes communicated to the other directors their desire to resign from the Board. On November 14, 2016, Messrs. Elfman, Hill, and Haynes then delivered notices of their resignation from the Goodman Board, effective November 15, 2016, because of their disagreements with the Goodman brothers “as to the best approach going forward for the Corporation,” as stated in their resignation letters submitted to

[1]	Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Disclosure Statement included in the March 3, 2017 materials.

the Company.2 The Company believes that the resignations were caused by the appointment of James, Jonathan, and Jason Goodman to the Goodman Board, and that Messrs. Elfman, Hill, and Haynes did not have an interest in remaining directors of the Board as controlled by the Goodman brothers. Also on November 14, 2016, James Goodman, Jason Goodman, and Jonathan Goodman delivered notices of their resignation from their positions as directors to be effective immediately prior to the resignations of Messrs. Elfman, Hill, and Haynes, based on advice from the Company’s corporate counsel, that the resignations of Messrs. Elfman, Hill, and Haynes could potentially trigger the change of control provisions under the Secured Notes Indenture and the Credit Agreement. Following such resignations, on November 15, 2016, John Goodman, as the sole remaining director, appointed Jason Goodman and Jonathan Goodman as directors, and the Board then appointed John Goodman as Chairman of the Board and Executive Chairman. On November 16, 2016, the majority shareholders of Goodman, acting by written consent, voted to decrease the size of the Board from seven directors to three directors.

As previously disclosed in the Disclosure Statement, on November 21, 2016, the Company received a letter of resignation from Ron Hill, the Company’s Chief Executive Officer and President, pursuant to which Mr. Hill gave notice of his resignation from his positions as Chief Executive Officer and President of the Company effective December 21, 2016, and claimed that he had “Good Reason” (as defined in his employment agreement) to resign. Also on November 21, 2016, the Company received letters from six other senior officers (collectively, with Ron Hill, the “Former Executives”) of the Company terminating their employment relationships and claiming termination without cause, constructive discharge without cause, termination for good reason, resignation for good reason, or some combination of the aforementioned reasons. Specifically, the Former Executives expressed disagreements with the Goodman brothers including, among other matters, the management of the AT&T relationship and the approach to restructuring efforts, and also expressed concerns that the recent Board changes had created significant uncertainty for the Company’s future. In addition, certain of the Former Executives claimed a reduction in their historic responsibilities and duties due to the recent Board changes and a perceived unreasonable level of oversight by the Goodman brothers. The Former Officers included the Company’s Executive Vice President and General Counsel, Executive Vice President of Sales and Business Development, Executive Vice President of Professional Services, Executive Vice President of Business Operations and Business Analytics, Executive Vice President of Human Resources, and Executive Vice President and Chief of Staff.

In January 2017, the Company entered into confidential separation agreements with the Former Executives, which provide for certain severance payments, continuation of health benefits, a mutual release of the Company and each Former Executive, as well as customary confidentiality and non-disparagement terms. The Former Executives will not receive any severance payments during the course of the Chapter 11 Cases.

On January 6, 2017, the Goodman Board was expanded to four members, and Mr. W. Farley Dakan was appointed as the Board’s independent and disinterested director. As further described in Article III.C of the Disclosure Statement, Mr. Dakan has played a critical role in the Company’s restructuring and is still serving as the Board’s independent director.

[2]	The resignation letters submitted by Messrs. Hill, Haynes, and Elfman to the Board were previously filed as exhibits to the Company’s Form 8-K filing, dated as of November 14, 2016.

As indicated in the March 3, 2017 materials, votes to accept or reject the Plan must be returned to the Claims and Balloting Agent by 4:00 p.m., prevailing Central Time, on April 3, 2017, which date was approved by the Bankruptcy Court for the Chapter 11 Cases on March 14, 2017 [Docket No. 41]. The Company intends to use votes on the Plan returned to the Claims and Balloting Agent by the Voting Deadline to seek approval of the Plan in the Chapter 11 Cases pending in the U.S. Bankruptcy Court for the Southern District of Texas under the caption In re Goodman Networks Inc., No. 17-31575 (MI).

Sincerely,

Goodman Networks Incorporated,

on behalf of itself and each of the other Debtors

/s/ John Debus
John Debus
Interim Chief Financial Officer

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